UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 305

(CUSIP Number)

Syntone Ventures LLC

1517 Champlain Crest Way

Cary, NC 27513

Attn: President Telephone: (781) 308-0823

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 69012T 305	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Syntone Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 00
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,776,867(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,776,867(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,776,867(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes warrants (the “Warrants”) to purchase up to an aggregate of 1,071,429 shares of common stock, par value $0.01 per share (the “Shares”), of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”). Effective March 14, 2024, every 20 issued and outstanding shares of the Issuer’s common stock was automatically combined into one issued and outstanding share of the Issuer’s common stock (the “Reverse Stock Split”). Prior to the Reverse Stock Split, Syntone Ventures LLC (“Syntone”) held 19,823,045 Shares and, as a result of the Reverse Stock Split, such Shares became 991,152 Shares.
(2)	This percentage is calculated based upon 23,298,495 Shares outstanding immediately following the April 2024 Private Placement (as defined below), as confirmed by the Issuer, plus 1,071,429 Shares underlying the Warrants.

CUSIP NO: 69012T 305	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Syntone LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 00
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,776,867(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,776,867(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,776,867(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes Warrants to purchase up to an aggregate of 1,071,429 Shares. Prior to the Reverse Stock Split, Syntone held 19,823,045 Shares and, as a result of the Reverse Stock Split, such Shares became 991,152 Shares.
(2)	This percentage is calculated based upon 23,298,495 Shares outstanding immediately following the April 2024 Private Placement, as confirmed by the Issuer, plus 1,071,429 Shares underlying the Warrants.

CUSIP NO: 69012T 305	Page 4 of 7

1.	NAMES OF REPORTING PERSONS Syntone Technologies Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 00
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,776,867(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,776,867(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,776,867(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes Warrants to purchase up to an aggregate of 1,071,429 Shares. Prior to the Reverse Stock Split, Syntone held 19,823,045 Shares and, as a result of the Reverse Stock Split, such Shares became 991,152 Shares.
(2)	This percentage is calculated based upon 23,298,495 Shares outstanding immediately following the April 2024 Private Placement, as confirmed by the Issuer, plus 1,071,429 Shares underlying the Warrants.

CUSIP NO: 69012T 305	Page 5 of 7

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed on June 12, 2020, as amended on February 5, 2021 (together, the “Schedule 13D”), by the Reporting Persons (as defined below) relating to common stock, par value $0.01 per share (the “Shares”), of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed as a result of the April 15, 2024 acquisition of 714,286 Shares and accompanying warrants (the “Warrants”) to purchase 1,071,429 Shares by the Reporting Persons pursuant to that certain securities purchase agreement, dated April 15, 2024.

Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment does not modify any information previously reported by the Reporting Persons in the Schedule 13D.

As used in this Amendment, Reporting Persons means (i) Syntone Ventures LLC, a Delaware limited liability company (“Syntone”), (ii) Syntone LLC, a Delaware limited liability company (the “Manager”), and (iii) Syntone Technologies Group Co. Ltd. (“Syntone Technologies”), a company organized in the People’s Republic of China (“PRC”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add disclosure as follows:

On January 22, 2024, the Issuer entered into a Securities Purchase Agreement with Syntone (the “January 2024 SPA”), pursuant to which the Issuer agreed to sell and issue, in a private placement, an aggregate of 714,286 Shares and Warrants to purchase 1,071,429 Shares at a purchase price of $7.00 per Share and accompanying Warrant, for gross proceeds to the Issuer of approximately $5.0 million, which closed on April 15, 2024 (the “April 2024 Private Placement”). The Warrants have a per share exercise price equal to $7.70 and will expire on April 15, 2029. The source of funds for such purchase was a capital contribution made to Syntone by the Manager, the source of funds of which were from the working capital of Syntone Technology.

In connection with the entry into the January 2024 SPA, the Issuer also entered into a Registration Rights Agreement with Syntone. Pursuant to the January 2024 Registration Rights Agreement, the Issuer is required to prepare and file one or more registration statements with the SEC to register for resale the securities issued in the April 2024 Private Placement. The Issuer agreed to be responsible for all fees and expenses incurred in connection with the registration of such securities. In addition, the Issuer granted Syntone customary indemnification rights in connection with any registration statement filed pursuant to Registration Rights Agreement, and Syntone has also granted the Company customary indemnification rights in connection with any registration statement filed pursuant to the Registration Rights Agreement.

The January 2024 SPA includes provisions in which the Issuer agreed to submit to its stockholders, in connection with its 2024 annual meeting of stockholders, (i) a proposal to amend its certificate of incorporation to increase the number of authorized Shares by at least a number of Shares sufficient to issue the shares issuable in the April 2024 Private Placement and a concurrent private placement, (ii) a proposal to authorize the Board of Directors of the Issuer to implement a reverse stock split of the Shares within a range of between 1-for-10 to 1-for-25, and (iii) a proposal to approve the issuance of shares in the April 2024 Private Placement and a concurrent private placement pursuant to Nasdaq Listing Rule 5635(d) (such proposals, together, the “Proposals”). The closing of the April 2024 Private Placement was conditioned on obtaining stockholder approval of the Proposals. As reported in the Issuer’s Current Report on Form 8-K filed on March 7, 2024, the Proposals were approved by the Issuer’s stockholders. With respect to the reverse stock split, the Issuer agreed in the January 2024 SPA to implement such reverse stock split within five trading days following the relevant stockholder approval, and the Board approved a reverse stock split of 1-for-20 after receipt of the necessary stockholder approval. In connection with the execution of the January 2024 SPA, the Issuer entered into stockholder support agreements (the “Support Agreements”) with all members of the Board of Directors of the Issuer, as well as certain investors, including Syntone. The Support Agreement entered into by Syntone provided that, among other things, Syntone would vote (or cause to be voted) in favor of the Proposals with all of the voting power associated with the Shares beneficially owned by Syntone.

CUSIP NO: 69012T 305	Page 6 of 7

The foregoing descriptions of the January 2024 SPA, the Registration Rights Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the January 2024 SPA, the Registration Rights Agreement and the Support Agreement, which are filed as Exhibits 6, 7 and 8 to this Schedule 13D, respectively, and incorporated herein by reference.

As a result of the transactions described in this Item 3, the Reporting Persons may each be deemed to be the beneficial owner of approximately 11.4% of the outstanding Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to add disclosure as follows:

(a)–(b) As of the date of this filing, Syntone Ventures owns a total of 2,776,867 Shares. Based upon 23,298,495 Shares outstanding immediately following the April 2024 Private Placement, as confirmed by the Issuer, plus 1,071,429 Shares underlying the Warrants, this represents approximately 11.4% of the issued and outstanding Shares pursuant to Rule 13d-3 under the Securities Act.

The Manager holds a controlling interest in Syntone and is a wholly-owned subsidiary of Syntone Technologies. By virtue of such relationships, the Manger and Syntone Technologies each may be deemed to beneficially own the securities held by Syntone for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 11.4% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act. Accordingly, as of the date hereof, none of the Reporting Persons holds sole voting power or sole dispositive power as to any Shares and each of the Reporting Persons holds shared voting power and shared dispositive power as to 2,776,867 Shares.

(c)	Other than the April 2024 Private Placement, no additional transactions in the Shares were effected during the past 60 days by the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 7 is hereby amended to amend Exhibit 1 and add Exhibits 6, 7 and 8 as follows

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among Syntone Ventures LLC, Syntone LLC and Syntone Technologies Co., Ltd., dated as of April 17, 2024.

6.	Securities Purchase Agreement, dated January 22, 2024, by and between the Issuer and Syntone (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K, filed with the SEC on January 24, 2024).

7.	Registration Rights Agreement, dated January 22, 2024, by and between the Issuer and Syntone (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K, filed with the SEC on January 24, 2024).

8.	Form of Support Agreement, dated as of January 22, 2024, by and between the Issuer and certain stockholders named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on January 24, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2024

SYNTONE VENTURES LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE TECHNOLOGIES CO., LTD.

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact